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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                        WORLDTEQ GROUP INTERNATIONAL INC.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                   98158a 10 1
                                 (CUSIP Number)

                                  Bruce Bertman
                        15200 Shady Grove Road Suite 350
                              Rockville, MD  20850
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    1999-2002
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sec.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98158a 10 1                  13D                     PAGE 1 OF 3 PAGES

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)

      Bruce Bertman
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group      (a)  [ ]
      (See Instructions)                                    (b)  [ ]

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6     Citizenship  or  Place  of  Organization

      US
--------------------------------------------------------------------------------
Number of       7     Sole  Voting  Power
Shares                9,069,000 Shares
                ----------------------------------------------------------------
Beneficially    8     Shared Voting Power
Owned by              00
                ----------------------------------------------------------------
Each            9     Sole  Dispositive  Power
Reporting             9,069,000 Shares
                ----------------------------------------------------------------
Person With     10    Shared  Dispositive  Power
                      00
--------------------------------------------------------------------------------
11    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

      9,069,000
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13    Percent  of  Class  Represented  by  Amount  in  Row  (11)

      51%
--------------------------------------------------------------------------------
14    Type  of  Reporting  Person  (See  Instructions)


--------------------------------------------------------------------------------

CUSIP NO. 98158a 10 1                  13D                     PAGE 2 OF 3 PAGES


ITEM 1.  SECURITY  AND  ISSUER.

Common Stock
WORLDTEQ GROUP INTERNATIONAL INC
15200 SHADY GROVE ROAD
SUITE 350
ROCKVILLE, MD  20850
301-296-4234

ITEM 2.  IDENTY  AND  BACKGROUND.

            (a)    Name:  Bruce Bertman
            (b)    Residence or business address;
                   15200 SHADY GROVE ROAD
                   SUITE 350
                   ROCKVILLE, MD  20850

            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                   President, CEO and Director of Worldteq.


            (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

                   Not Applicable

            (f)    Citizenship. US


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Services Rendered


ITEM 4.  PURPOSE  OF  TRANSACTION.

Issuance for Services Rendered.


ITEM 5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

            (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 - 9,069,000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.

CUSIP NO. 98158a 10 1                  13D                     PAGE 3 OF 3 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  July 16, 2002


/s/  Bruce Bertman
-----------------------------------
Bruce Bertman


Chairman of the Board and President
-----------------------------------
Title